EXHIBIT 2

FOR IMMEDIATE RELEASE


MEDIA CONTACT:                                                 INVESTOR CONTACT:
Yardena Cogan                                                  Yaron Eldad
e-SIM Ltd.                                                     e-SIM Ltd.
+1 888-742-9364                                                +972-2-587-0770
ycogan@e-sim.co.il                                             yaron@e-sim.co.il


            e-SIM MMI TO PROVIDE COMPLEX LANGUAGE SUPPORT FOR MOBILE
                  HANDSETS WITH NCORE'S MULTILINGUAL SOFTWARE




     COMPANIES PARTNER TO PROVIDE COMPLETE RENDERING AND EDITING OF COMPLEX
                          LANGUAGES ON MOBILE HANDSETS


JERUSALEM, ISRAEL AND OULU, FINLAND, FEBRUARY 10, 2005 -- e-SIM Ltd. (OTCBB:
ESIMF.OB), a leading provider of MMI (Man-Machine Interface) solutions for mobile handsets and nCore Ltd. a leading provider of internationalization solutions, announced today that they have partnered to supply complete multiple-language support for mobile handsets. To facilitate the success of this solution the companies have integrated nCore's multilingual engine, nScript, into e-SIM's MMI solution. e-SIM plans on supplying the nScript engine as part of its complete MMI offering to its customers.

With this partnership, e-SIM's customers will be able to sell handsets, which include complete editing and rendering support for languages such as Arabic, Armenian, Chinese, Russian, Farsi, Georgian, Greek, Hebrew, Hindi, Japanese, Malay, Malayalam, Pashto, Takalog, Thai, Urdu and Vietnamese, in addition to the Latin and Chinese scripts already supported by e-SIM. nScript will also enable handsets, based on e-SIM's MMI solution, to include a rich text editor, which allows for the creation of styled text messages that can include in-line graphics.

e-SIM's market-proven, end-to-end MMI solution includes a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, and a broad range of professional services. e-SIM's business model is based on licensing its MMI reference design, licensing its RapidPLUS(TM) development tools, and collecting runtime royalties for each handset incorporating its technology.

nCore's multilingual engine, nScript, is an embedded software component optimized for devices with limited memory and processor speed. The restricted operating environment, together with the complex algorithms needed for text layout, place tough demands on efficiency of design and implementation. nScript implements two main components of any user interface design: sophisticated text rendering and text input.

The e-SIM - nCore integrated product will be demonstrated at the upcoming 3GSM World Congress in Cannes between February 14th and 17th. To schedule a demonstration please contact mailto:shaindyb@e-sim.com.

"Collaboration between e-SIM and nCore further enhances our complete, pre-integrated MMI solution," commented Reuven Kleinman, VP Business Development and Marketing at e-SIM. "With nCore's technology, e-SIM can now provide handset manufacturers a competitive edge entering the fast-growing emerging markets in Asia and the Middle East."


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"We are excited to see the nCore localization technology integrated with e-SIM's complete MMI solution and look forward to a long term partnership. With this cooperation e-SIM licensees are getting the best value and performance proposition for designing handsets for all market areas." said Tapio Koivuniemi, CEO of nCore Ltd.

ABOUT e-SIM LTD.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's MMI solutions including Texas Instruments, Freescale (formerly Motorola SPS), NEC, Kyocera, BenQ, Sasken, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

ABOUT NCORE LTD.

Focused on localization of embedded devices, nCore Ltd. (Http://www.ncore.fi) is specialized in making the latest technological advancements accessible globally. The company's main product is a multilingual text rendering engine and editor. nCore's internationalization technology enables access to all market areas world-wide.

ncore Media Contact:
Tapio Koivuniemi
nCore Ltd.
+358 50 386 9143
tapio.koivuniemi@ncore.fi

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.


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